Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Additional Listing
Released	15:02 12-Jun-06

Wolseley plc ("the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 25,000 Ordinary shares of 25p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 14 June 2006 and trading will commence on 15 June 2006.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme:

Schemes	Shares
Wolseley Irish Sharesave Scheme 2000	25,000

When issued these shares will rank pari passu with the existing Ordinary shares.

END